                                                           Filed by Kookmin Bank
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                 Subject Companies: Kookmin Bank
                                              (Exchange Act file number 1-15258)

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Kookmin Bank's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Kookmin Bank's reports filed with the Securities and Exchange Commission (the "Commission"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read any prospectus required to be filed with the Commission regarding the potential business combination transaction between Kookmin Bank and Kookmin Credit Card. If required, a prospectus will be filed with the Commission either by Kookmin Bank, Kookmin Credit Card or a newly formed corporation. Security holders may obtain a free copy of such prospectus (if required and when available) and other related documents filed by Kookmin Bank, Kookmin Credit Card and/or such newly formed corporation at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. If required and when available, the prospectus and other documents may also be obtained from Kookmin Bank by contacting Kookmin Bank, Investor Relations Team, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul 150-758, Korea.

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The following materials were released by Kookmin Bank on July 23, 2003.

                 Approval of the Merger with Kookmin Credit Card
                    by the Board of Directors of Kookmin Bank

On July 23, 2003, the board of directors (the "Board") of Kookmin Bank has officially approved the small-scale merger (the "Merger") between Kookmin Bank ("KB") and Kookmin Credit Card ("KCC") following its resolution on the Merger on May 30, 2003.

This approval is pursuant to Article 527-3 of the Korean Commercial Code, which prescribes that approval of small-scale merger may be obtained by board of directors instead of shareholders.

Followings are the key information regarding the Merger approved by the Board, which is the same as previously disclosed in the "Merger Summary" on May 30, 2003.

Key Information

..    Merger date:  September 30, 2003
..    Merger ratio: 0.442983 (KB): 1 (KCC)
..    Merger method: KCC will be merged into KB, and will be ceased to exist after the completion of the Merger.